Exhibit 21.1

SUBSIDIARIES

Mymetics Corporation has four subsidiaries:

1.	6543 Luxembourg S.A.(a wholly-owned subsidiary of Mymetics Corporation) is ajoint stock company organized under the laws of Luxembourg and does business under the name "6543 Luxembourg S.A."

2.
Mymetics S.A. (a wholly-owned subsidiary of Mymetics Corporation)is a companyorganized under the laws of Switzerland and did business under the names “Mymetics S.A.” and " Mymetics Management Sàrl " during 2011.

3.
Bestewil Holding B.V. (a wholly-owned subsidiary of Mymetics Corporation) is a company organized under the laws of the Netherlands and did business under the name " Bestewil Holding B.V. " during 2011.

4.
Mymetics B.V. (a wholly-owned subsidiary of Mymetics Corporation, via Bestewil Holding B.V.) is a company organized under the laws of the Netherlands and did business under the names “Mymetics B.V.” and " Virosome Biologicals B.V. " during 2011.